UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Change in Registrant’s Certifying Accountant

On March 29, 2011, the shareholders of CNH Global N.V. (the “Company”) approved, upon the recommendation of the audit committee of the Company’s board of directors, a change in the Company’s independent auditors. The Company dismissed Deloitte & Touche LLP as the Company’s independent auditors on March 29, 2011 and engaged Ernst & Young LLP to serve as the Company’s independent auditors effective March 29, 2011.

The reports of Deloitte & Touche LLP on the Company’s consolidated financial statements for the fiscal years ended December 31, 2009 and 2010 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2009 and 2010 and in the subsequent interim period prior to the dismissal of Deloitte & Touche LLP:

(i)	there was no disagreement (as described in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) between the Company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of such disagreement in connection with its reports; and

(ii)	there was no “reportable event” (as defined in Item 16F (a)(1)(v) of Form 20–F).

During the Company’s fiscal years ended December 31, 2009 and 2010 and in the subsequent interim period prior to the engagement of Ernst & Young LLP, neither the Company nor anyone acting on its behalf consulted with Ernst & Young LLP concerning:

(a)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or

(b)	any matter that was either the subject of a disagreement (as described in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) or a “reportable event” (as defined in Item 16F (a)(1)(v) of Form 20–F).

The Company provided Deloitte & Touche LLP with a copy of the foregoing disclosures and requested that Deloitte & Touche LLP furnish the Company with a letter addressed to the Securities and Exchange Commission, stating whether or not it agrees with the above statements made by the Company. The Company received the requested letter from Deloitte & Touche LLP, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

List of Exhibits:

99.1      Letter from Deloitte & Touche LLP, dated March 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 31, 2011

Exhibit 99.1

Deloitte & Touche LLP 111 S. Wacker Drive Chicago, IL 60606-4301 USA Tel +1 312 486 1000 Fax +1 312 486 1486 www.deloitte.com

March 31, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read CNH Global N.V.’s Form 6-K dated March 31, 2011, and have the following comments:

1.	We agree with the statements made in the first, second, third, and fifth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the fourth paragraph.

Yours truly,

Deloitte & Touche LLP

Member of Deloitte Touche Tohmatsu Limited